Park Madison Partners, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Park Madison Partners LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

200 Harbor Road

(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio   (212) 490-3113

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700 Denver		CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy I. Lashine _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Park Madison Partners LLC _____, as

of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Managing Partner
_____
Title



Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARK MADISON PARTNERS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2018



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Park Madison Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Madison Partners LLC (the "Company") as of December 31, 2018 and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2016.

Denver, Colorado
February 25, 2019



PARK MADISON PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	1,189,738
Placement fees receivable		5,285,159
Securities owned at fair value		1,028,989
Equipment and furniture & fixtures, at cost, net of accumulated depreciation of $ 75,057		22,259
Security deposit		158,715
Prepaid expenses and other assets		18,563
TOTAL ASSETS	$	7,703,423

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	688,768
TOTAL LIABILITIES		688,768
Commitments and contingencies (Note 5)		
Members' equity		
Members' equity		6,934,454
Accumulated other comprehensive income		80,201
TOTAL MEMBERS' EQUITY		7,014,655
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,703,423

See notes to statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract, which approximates when services are performed, and is therefore in agreement with the newly effective revenue recognition rules (note 8)

Revenues for retainers received in connection with placement engagements will be recognized as services are performed, per the recently effective revenue recognition rules (note 8.)

Revenue for success fees earned for placement services is recognized upon either the closing of the associated funds, or a written commitment from the investor, as applicable, calculated in either case as a percentage of the capital commitment made by an investor. However, if the Company is still obligated to provide any services post close, revenue will be recognized per the recently effective revenue recognition rules (note 8).

In some cases, based on the contract, the receipt of a portion of these fees occurs in subsequent years on the anniversary date of a fund's closing. Interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable. In any event, revenue earned in this case will be recognized per the recently effective revenue recognition rules (note 8).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations

Approximately 85% of placement fees were attributable to four clients in the current year.

The Company maintains cash accounts with a financial institution. At times the balance may exceed the Federal Deposit Insurance Corporation insurance limits. At year end amounts over the insurance limit were approximately $950,000.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At year end approximately $525,000 of securities in this financial institution exceeded SIPC insurance limits.

Equipment, Furniture and Fixtures

Depreciation and amortization is provided on the straight-line method over the estimated useful lives.

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the members report their share of the Company's income or loss on their income tax returns.

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2015.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Policy on Doubtful Accounts

The Company records an allowance for bad debts on receivables the Company deems uncollectible. Placement fees receivable are recognized and carried at net realizable value less an allowance for doubtful accounts. It is the policy of management of the company to review the outstanding accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts.

3. SECURITIES OWNED AT FAIR VALUE

The Company held an investment in a mutual fund, which consists of short-term U.S. fixed income bonds.

Investment activity consists of the following for the current year:

Value of investment, at 12/31/2017	$	1,009,102
Interest on investment		20,904
Net unrealized loss on investment		(1,017)
Value at 12/31/2018	$	1,028,989

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.

Investments in mutual funds are valued using market prices in active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

3. SECURITIES OWNED AT FAIR VALUE (Continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative total net assets available for benefits. For the current year, there were no significant transfers in or out of level 1.

4. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the outstanding balances as of year-end were as follows:

2019	$	4,049,326
2020		1,235,833
	$	5,285,159

5. COMMITMENTS

On July 12, 2016, the Company entered into an operating lease agreement to lease office space in New York City. At December 31, 2018, the future minimum lease payments under the lease are as follows:

Year ending December 31, 2019	$	250,491
Year ending December 31, 2020		193,407
	$	443,898

Total rent and occupancy expense amounted to $249,423 for the current year.

6. EQUIPMENT, FURNITURE AND FIXTURES

			Estimated Useful Life
Equipment	$	69,440	5 years
Furniture and fixtures		27,876	7 years
Subtotal		97,316	
Less accumulated depreciation		75,057	
	$	22,259	

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company's net capital of $1,397,933 exceeded required net capital of $45,918 by $1,352,015, and the ratio of aggregate indebtedness to net capital was 0.49 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is required to segregate funds in a special reserve account for the exclusive benefit of customers.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was schedule to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which deferred the effective date of ASU 2014- 09 by one year and allowed entities to early adopt, but no earlier than the original effective date. ASU 2014-09 is now effective for the Company for the annual reporting period beginning January 1, 2018. This update allowed for either full retrospective or modified retrospective adoption.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amended guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarified certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

The Company has evaluated FASB Accounting Standards Update 2016-02, Leases (Topic 842) – effective for fiscal years beginning after December 15, 2018 and has updated its recognition of the corresponding lease assets and liabilities. Implementation of the new standard is not expected to materially affect the Company's operations or net capital computations.

9. SUBSEQUENT EVENTS

Management of the Company has evaluated, events and transactions that may have occurred since December 31, 2018 up until the date of the audit opinion and determined that there are no material events that would require disclosures in the Company's financial statements.